UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TOWER INTERNATIONAL, INC.

(Name of Subject Company)

TOWER INTERNATIONAL, INC.

(Name of Person Filing Statement)

Common Stock, $.01 par value per share

(Title of Class of Securities)

891826109

(CUSIP Number of Class of Securities)

James C. Gouin

Chief Executive Officer and President

Tower International, Inc.

17672 Laurel Park Drive North, Suite 400E

Livonia, Michigan 48152

(248) 675-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Peter H. Ehrenberg, Esq.

Kate Basmagian, Esq.

Robert Bee, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, NY 10020

(212) 262–6700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”), initially filed by Tower International, Inc., a Delaware corporation (“Tower”), with the U.S. Securities and Exchange Commission on August 15, 2019, relating to the tender offer by Tiger Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Autokiniton US Holdings, Inc., a Delaware corporation, to purchase all of the outstanding shares of Tower’s Common Stock (the “Shares”) at a purchase price of $31.00 per Share, net to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2019 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 2.	Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the second paragraph under the subsection entitled “Tender Offer.” as follows:

“The Offer, which was previously scheduled to expire at 5:00 p.m. (New York City time) on September 13, 2019, is being extended in accordance with the terms of the Merger Agreement (defined below) until 5:00 p.m. (New York City time) on September 25, 2019 (the “Expiration Time,” unless the Offer is further extended or earlier terminated in accordance with the Merger Agreement, in which event, the “Expiration Time” will mean the latest time and date at which the Offer, as so extended or earlier terminated, will expire). On September 6, 2019, Parent issued a press release announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(12) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting after the subsection titled “Certain Litigation” a new subsection titled “Extension of the Offer” and the disclosure set forth below:

“On September 6, 2019, Parent announced an extension of the expiration of the Offer to 5:00 p.m. (New York City time) on September 25, 2019, unless the Offer is further extended or earlier terminated in accordance with the Merger Agreement. The Offer, which was previously scheduled to expire at 5:00 p.m. (New York City time) on September 13, 2019, was extended to allow additional time for the satisfaction of the conditions to the Offer.

Broadridge Corporate Issuer Solutions, Inc., the depositary for the Offer, has advised Purchaser and Parent that, as of 5:00 p.m. (New York City time) on September 5, 2019, 577,743 Shares, representing approximately 2.8% of the outstanding Shares, have been validly tendered pursuant to the Offer and not properly withdrawn, and no Shares have been tendered pursuant to guaranteed delivery procedures.

On September 6, 2019, Parent issued a press release announcing the extension of the Offer. The full text of the press release issued by Parent announcing the extension of the Offer is attached to this Schedule 14D-9 as Exhibit (a)(12) and is incorporated by reference herein.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

(a)(12)	Press Release issued by Autokiniton US Holdings, Inc. dated September 6, 2019, announcing extension of Tender Offer (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 6, 2019	Tower International, Inc.

	By:	/s/ James C. Gouin

Name: James C. Gouin
Title: Chief Executive Officer and President